Gold X2 Appoints Chief Geologist and Provides Update on 2026 Technical and
Corporate Objectives

VANCOUVER, B.C., September 21, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce the appointment of Steven Scott as Chief Geologist and provide an update on its ongoing technical program and previously announced corporate initiatives as a follow-up to its July 15, 2026 press release.

Appointment of Chief Geologist

The Company is pleased to announce the appointment of Mr. Steven Scott as Chief Geologist effective immediately. Steven Scott is a professional geologist and technical leader with more than 15 years of experience in gold exploration, geological modelling, resource growth, and project evaluation across Canada, the United States and Mexico. Prior to joining Gold X2 as Chief Geologist, Mr. Scott held a senior technical role with Orla Mining, where he contributed to near-mine and regional exploration success leading to resource growth. Mr. Scott has broad experience in structural interpretation, target generation, drill program design, QA/QC, and the integration of geological, geochemical, geophysical, and drilling datasets. In his role as Chief Geologist, he will provide technical leadership to the Exploration Team at Gold X2, with a focus on advancing geological models, developing and prioritizing high-quality exploration targets, and making potential new discoveries to support continued resource growth.

Corporate Objectives & Ongoing Capital Markets Efforts

Q2 Financials Reported: Gold X2 reported Q2/26 Financials on August 27th, 2026. The Company reported a C$105 million cash position and as of September 15th the company is well capitalized with approximately $85M of cash and cash equivalents.

VanEck GDXJ Index Inclusion: Gold X2 announced that it has been added to the VanEck Junior Gold Miners ETF ("GDXJ") pursuant to the GDXJ's semi-annual review and rebalancing announced on September 11, 2026, which became effective at market close on September 18, 2026.

Commencement of Trading on NYSE American: The Company has commenced trading on NYSE American under the symbol "AUXX", following completion of its previously announced 6:1 share consolidation.

Royalty Spin-Out On-Track: The Company continues to advance the structuring required in order to prepare the arrangement agreement related to the previously announced royalty spin-out (the "Arrangement"). Pursuant to the Arrangement, the Company intends to create, and subsequently spin-out, a 1.00% net smelter royalty on any potential future mineral production at the Moss Gold Project (the "NSR").  The NSR will initially be placed in a wholly-owned subsidiary ("SpinCo"). The intention is for the shares of SpinCo ("SpinCo Shares") to be distributed to the shareholders of the Company as of a record date (the "Record Date") on a pro rata basis. The Company expects to provide a further update on the Arrangement and Record Date in due course.

LOI with Bold Ventures: The Company has entered into a binding letter of intent with Bold Ventures Inc. ("Bold Ventures") whereby the Company would acquire certain mineral claims (the "Mineral Claims") from Bold Ventures in exchange for C$500,000 in cash, share consideration of 150,000 common shares of the Company and a 2.00% NSR royalty on rare earth elements derived from such Mineral Claims (the "Mineral Claims Acquisition"). The Mineral Claims Acquisition is subject to a number of conditions precedent including execution of definitive agreements and all necessary regulatory approvals including TSXV approvals. The parties have agreed to deal exclusively with each other in respect of the transaction until October 31, 2026. The Mineral Claims Acquisition may not be completed on that timeline, or at all. The Company expects to provide a further update on the Mineral Claims Acquisition in due course.

Conferences Schedule: The Company is pleased to announce that its executive team will participate in the 2026 Precious Metals Summit Beaver Creek, taking place September 22-25, 2026 in Beaver Creek, Colorado, and the National Bank Mining Conference, taking place November 23-24, 2026 in London, UK.

Equity Research Coverage: The Company is pleased to announce the recent initiation of equity research coverage by three leading investment dealers: Stifel, National Bank Financial Inc. and B. Riley Securities.

Michael Henrichsen, CEO and Director of Gold X2, commented: "We are providing this corporate update at an important time for Canadian resource investment. The federal government's recently announced Productivity Mega Deduction, together with permanent immediate expensing, further strengthens Canada's competitiveness as a destination for major mining investment. We believe Moss is well positioned within this increasingly supportive investment environment. We continue to advance the Project at pace, with our 160,000-meter drill program underway and an updated Mineral Resource Estimate targeted for late Q1 2027, followed by beginning the next economic study which we anticipate completing toward the end of 2027.

We have also achieved two important capital markets milestones with our NYSE American listing and inclusion in the GDXJ, materially expanding Gold X2's visibility and accessibility to U.S. and global investors.

Finally, I am pleased to welcome Steven Scott as Chief Geologist. Steve's extensive experience in orogenic gold systems and resource development strengthens our technical team as we continue to expand and de-risk Moss."

Technical Program Updates

Exploration: Gold X2 embarked on a 160,000-meter drill program earlier this year, commencing with the three long-term-secured drill rigs and expanding to six rigs in July. The Company is currently looking to add an additional three rigs when they become available from our selected contractors. This will lift our drilling rate to 20,000 to 25,000 meters per month.

The Company has completed 223 holes (99,257 meters), as of September 15, 2026. The primary focus is on:

  Resource Expansion (101 holes, 51,575 meters) - Targeting extensions below and adjacent the current RPEEE pit shell, with a focus at QES Deeps. Highlight:
    173.0m of 0.89 g/t Au from 685.0m in MQD-26-474

  Resource Development (109 holes, 42,303 meters) - Infill drilling to upgrade Inferred resource blocks to Indicated plus geotechnical drilling to define pit slope parameters for open pit design work. Highlights:
    26.65m of 4.22 g/t Au from 197.7m in MMD-26-415 - Main Zone
    86.0m of 1.37 g/t Au from 314.0m in MQD-26-366 - QES Zone
    A comparison between drill holes and the current MRE is showing positive reconciliation suggesting a significant addition of unmodelled, medium-grade, secondary shears
  Exploration (13 holes, 5,379 meters) - Targeting brownfields prospects near the Moss Deposit, focussing on Span. Highlight:
    40.4m of 2.05 g/t Au from 343.6m in MSD-26-404
  Target Generation - Expanding the systematic coverage of IP gradient array geophysics and bedrock chemistry to the ground acquired from Kesselrun Resources in 2025 with a view to generating scout drilling targets on the extensions of the known mineralized trends.
    Geochemical surveys have also commenced at Star Lake.
    All programs will be completed before winter.

Next Steps:  Complete the remaining 60,000 meters ahead of a December 31 cutoff for resource modelling. The Company intends to deliver an updated Mineral Resource Estimate for the Moss Gold Project in Q1 2027, which will be followed by a mine optimisation program in Q2 2027 to define the optimum pit size, mining rate, mining schedule and mill throughput. This will form the basis of a Technical Study, a formal Project Description, and pave the way toward a Feasibility Study and formal permitting process in Q1 2028. Drilling in 2027 will prioritise infill drilling to upgrade Inferred resource blocks to Indicated and commence scout drilling of new targets.

Project Development: Gold X2 has been progressing several pre-feasibility studies to support the next Technical Study planned for 2027. These studies include:

  Evaluating tailings disposal options, as well as potential tailings and waste management sites with SRK Consulting
  Geotechnical drilling to define pit slope parameters for open pit design work with Knight Piésold
  Evaluating route options for the power spur to site with Warrior Engineering and N-Sci and, importantly, submitting the application to IESO as part of an initiative to secure power from the Waasigan Line
  Completed an evaluation of metallurgical process flow sheet options and tailoring of the pre-feasibility level test program with Woods Process Services. Sampling is underway and test work will commence in October.
  Commenced the claims to lease process with Tulloch to ensure surface and mining rights over the mine area.

Additional studies will be commissioned in 2027, including a water management and diversion options studies.

Environmental Baseline: The Company has been progressing its existing conditions studies (baseline), which will form the basis of future monitoring studies, over the main Project area with CSL Geotechnical and Environmental and its subsidiaries. ERM Consulting was brought on board to complete a gap analysis of the existing conditions work in preparation for the Impact Assessment Process. Gold X2 has been working to implement ERM's recommendations, some of which will continue into Spring 2027, including:

• Terrestrial biology studies will be completed Q4 2026

• Hydrogeological studies and evaluation of major lake boundaries, culminating in a numerical water model, should be completed in Q1 2027

• Aquatic biology studies will complete Q2 2027

• Socio-economic baseline was completed Q3 2026. Further refinement will be required based on engagement with Indigenous communities in 2027.

• Air quality monitoring stations were installed Q3 2026. Monitoring will continue into Q3 2027.

Additional existing conditions studies are being planned for the proposed power line corridor, potential sites of tailings management facility and mined rock. These programs will run throughout 2027 and into 2028. Hydrology sampling and weather monitoring, which commenced in 2021, will continue for the life of the Project.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profile on SEDAR+. For more information, please visit SEDAR+ (www.sedarplus.ca) and the Company's website (www.goldx2.com).

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the appointment of the Chief Geologist and his anticipated contributions, the Company's ongoing 160,000-metre drill program, timing and completion of the remaining 60,000 metres, the updated Mineral Resource Estimate targeted for Q1 2027, mine optimization and the next Technical Study in 2027, a Feasibility Study and formal permitting process in Q1 2028, ongoing and planned pre-feasibility, geotechnical, tailings, power, metallurgical, claims-to-lease and environmental baseline studies, the proposed royalty spin-out and distribution of SpinCo Shares on a record date , the proposed acquisition of mineral claims from Bold Ventures and receipt of regulatory and TSXV approvals, the Company's conference participation and expanded capital markets visibility following its NYSE American listing and inclusion in the GDXJ, and its cash position, Gold X2 being a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions, the Company's current focus being the advanced stage 100% owned Moss Gold Project and the results, interpretations and conclusions of the PEA, including that the PEA suggests the potential for the Moss Deposit to support a long-life mining operation with a strong production profile and low production costs. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements regarding production targets, economic results and mine life are derived from and subject to the assumptions and limitations of the PEA and are inherently uncertain.

Forward-looking statements are based on a number of assumptions that, while considered reasonable by the Company as of the date hereof, are inherently subject to significant business, economic, technical and competitive uncertainties and contingencies. Such assumptions include, without limitation: assumptions underlying the PEA mine plan and schedule, pit slope angles and geotechnical parameters; accuracy of mineral resource estimates (including grade, tonnage and geometry) and metallurgical recovery estimates from available testwork; the availability of contractors, equipment, materials and skilled labor when required and at estimated costs; cost inflation trends and the accuracy of capital and operating cost estimates; continued access to necessary infrastructure, power and water at estimated costs and timelines; assumptions regarding commodity prices (including gold and silver), foreign exchange rates and discount rates; the interpretation of drilling, sampling, metallurgical and other technical data; the timing of, and ability to obtain and maintain, required permits, licenses and approvals; successful completion of environmental and regulatory processes; constructive engagement and outcomes with Indigenous Peoples and other rights-holders and stakeholders; stable and supportive regulatory frameworks; availability of financing on acceptable terms; and the absence of material adverse changes in general economic, market or political conditions and in applicable law, including tax and royalty regimes.

Risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, without limitation: uncertainties inherent in preliminary economic assessments and in the estimation of mineral resources (including the inclusion of inferred mineral resources), metallurgical recoveries and geotechnical parameters; changes in mine plans, schedules and cost estimates; commodity price and foreign exchange volatility; inflationary pressures and supply chain disruptions; risks related to permitting, environmental assessment and other regulatory approvals and conditions; the outcome of engagement with Indigenous Peoples and other rights-holders and stakeholders and the potential for delays or conditions arising therefrom; availability and cost of power, water, infrastructure, equipment, materials and skilled labor; financing risks and access to capital on acceptable terms; climate, weather and other operating risks typical of mining projects; title, surface rights and access risks; environmental, health and safety risks; changes in laws, regulations, policies and enforcement (including taxes and royalties); potential litigation; and other risks set out in the Company's continuous disclosure filings available under the Company's profile on SEDAR+ in Canada. Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are made as of the date hereof. Gold X2 expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.